UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16951C108 *

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*	This CUSIP number applies to the Issuer’s American depositary shares each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Clarity China GenPar Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 16,467,500
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,467,500
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,467,500 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 13.2% (3)
12.	Type of Reporting Person (See Instructions): CO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 14,160,900 Ordinary Shares held by Clarity China Partners, L.P., (ii) 1,863,000 Ordinary Shares held by Clarity MY Co-Invest, L.P. and (iii) 443,600 Ordinary Shares held by Clarity China Partners (AI), L.P.
(3)	This percentage is calculated based upon 125,000,000 ordinary shares of outstanding as of December 31, 2010, as provided by the Issuer.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Clarity China GenPar, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 16,467,500
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,467,500
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,467,500 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 13.2% (3)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 14,160,900 Ordinary Shares held by Clarity China Partners, L.P., (ii) 1,863,000 Ordinary Shares held by Clarity MY Co-Invest, L.P. and (iii) 443,600 Ordinary Shares held by Clarity China Partners (AI), L.P.
(3)	This percentage is calculated based upon 125,000,000 ordinary shares of outstanding as of December 31, 2010, as provided by the Issuer.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Clarity China Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 14,160,900
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 14,160,900
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,160,900
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.3% (2)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 125,000,000 ordinary shares of outstanding as of December 31, 2010, as provided by the Issuer.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Clarity MY Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,863,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,863,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,863,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.5% (2)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 125,000,000 ordinary shares of outstanding as of December 31, 2010, as provided by the Issuer.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Clarity China Partners (AI), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 443,600
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 443,600
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 443,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.4% (2)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 125,000,000 ordinary shares of outstanding as of December 31, 2010, as provided by the Issuer.

ITEM 1	(a).	NAME OF ISSUER:

China Ming Yang Wind Power Group Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 3055 Middle Fuxing Road Jianye Road, Mingyang Industry Park National Hi-Tech Industrial Development Zone Zhongshan, Guangdong 528437, China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of the following persons (collectively, the “Reporting Persons”):

(a) Clarity China GenPar Ltd.;

(b) Clarity China GenPar, L.P.;

(c) Clarity China Partners, L.P.;

(d) Clarity MY Co-Invest, L.P.; and

(e) Clarity China Partners (AI), L.P.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Clarity China GenPar Ltd. and Clarity China GenPar, L.P.:

c/o Walkers SPV Limited, Walker House 87 Mary Street, George Town, Grand Cayman KY1 -9002 Cayman Islands

For Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P.:

Suite 2101, Capital Mansion, 6 Xin Yuan Nan Road Chaoyang, Beijing 100004 People’s Republic of China

ITEM 2	(c).	CITIZENSHIP:

See Item 4 of each cover page.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

This Schedule relates to the ordinary shares, par value $0.001 per share, of the Issuer (the “Ordinary Shares”).

ITEM 2	(e).	CUSIP NUMBER:

16951C108

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Clarity China GenPar Ltd.	16,467,500	13.2%	16,467,500	0	16,467,500	0
Clarity China GenPar, L.P.	16,467,500	13.2%	16,467,500	0	16,467,500	0
Clarity China Partners, L.P.	14,160,900	11.3%	14,160,900	0	14,160,900	0
Clarity MY Co-Invest, L.P.	1,863,000	1.5%	1,863,000	0	1,863,000	0
Clarity China Partners (AI), L.P.	443,600	0.4%	443,600	0	443,600	0

The above information with respect to the ownership of the Ordinary Shares of the Issuer by the reporting person is provided as of December 31, 2010.

	(a)	Amount beneficially owned:

As of the date hereof, 14,160,900 Ordinary Shares of the Issuer reported herein are directly held by Clarity China Partners, L.P., 1,863,000 Ordinary Shares are directly held by Clarity MY Co-Invest, L.P. and 443,600 Ordinary Shares are directly held by Clarity China Partners (AI), L.P. As the general partner of Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P., Clarity China GenPar, L.P. may be deemed to share voting and/or dispositive power over such Ordinary Shares in the aggregate amount of 16,467,500 Ordinary Shares, which in turn, is controlled by Clarity China GenPar Ltd. As the general partner of Clarity China GenPar, L.P., Clarity China GenPar Ltd. may be deemed to share voting and/or dispositive power over such Ordinary Shares in the aggregate amount of 16,467,500 Ordinary Shares.

	(b)	Percent of class:

See Item 11 of each cover page.

The percentage amounts are calculated based on 125,000,000 Ordinary Shares outstanding as of December 31, 2010, as provided by the Issuer.

	(c)	Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See response to Item 4 above.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

Clarity China GenPar Ltd.

By:	/s/ W. Jack Kessler, Jr.
Name:	W. Jack Kessler, Jr.
Title:	Authorized Signatory

Clarity China GenPar, L.P.
By: Clarity China GenPar Ltd., its general partner

By:	/s/ W. Jack Kessler, Jr.
Name:	W. Jack Kessler, Jr.
Title:	Authorized Signatory

Clarity China Partners, L.P.
By: Clarity China GenPar, L.P., its general partner

By:	/s/ W. Jack Kessler, Jr.
Name:	W. Jack Kessler, Jr.
Title:	Authorized Signatory

Clarity MY Co-Invest, L.P.
By: Clarity China GenPar, L.P., its general partner

By:	/s/ W. Jack Kessler, Jr.
Name:	W. Jack Kessler, Jr.
Title:	Authorized Signatory

Clarity China Partners (AI), L.P.
By: Clarity China GenPar, L.P., its general partner

By:	/s/ W. Jack Kessler, Jr.
Name: W. Jack Kessler, Jr.
Title: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement